NEW YORK, NY WASHINGTON, DC CHICAGO, IL STAMFORD, CT PARSIPPANY, NJ BRUSSELS, BELGIUM AFFILIATE OFFICES JAKARTA, INDONESIA MUMBAI, INDIA	KELLEY DRYE & WARREN LLP A LIMITED LIABILITY PARTNERSHIP TYSONS CORNER 8OOO TOWERS CRESCENT DRIVE Suite 1200 VIENNA, VIRGINIA 22182 (703) 918-2300	FACSIMILE (703) 918-2450 WWW.KELLEYDRYE.COM JOHN J. MCDONALD (703) 918-2396 JMCDONALD@KELLEYDRYE.COM

April 4, 2005

VIA FACSIMILE TRANSMISSION

Ms. Melinda Kramer
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0-0
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Netfran Development Corp. Schedule 14C

Dear Ms. Kramer:

I am writing in response to the verbal comments of the Staff of the Securities Exchange Commission (the “SEC”) regarding the preliminary Schedule 14C filed by Netfran Development Corp. (the “Company”) on February 25, 2005, which were discussed during our teleconference on March 14, 2005.

For your convenience, I have included below a paraphrasing of the Staff comments and keyed our responses accordingly. Also, enclosed for your reference is a marked version of the preliminary Schedule 14C showing the changes made in response to the Staff comments.

You’ll see that, in addition to the revisions in response to the Staff comments, I also revised the disclosure in the Schedule 14C to include reference to the resignation from the Company’s Board of Directors of Todd Rowley, Lloyd Griffiths and Bob Bova, each of which occurred since the Company filed the preliminary Schedule 14C and has been disclosed on Form 8-K’s filed by the Company with the SEC.

In some of our responses, the Company has agreed to change or supplement the disclosures in the preliminary Schedule 14C that it filed. Please note that the Company is doing so in the spirit of cooperation with the Staff, and not because it believes that such filing is materially deficient or inaccurate. Accordingly, any amendment to the Company’s filings to implement these changes should not be taken as an admission that any prior disclosures were in any way deficient.

The Company represents that it will not assert the SEC’s review of the Schedule 14C as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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1. SEC Comment. Please revise the descriptions in the “notice letter” part of the Schedule 14C and the cover page of the “information statement” part of the Schedule 14C concerning the amendment of the Company’s articles of amendment to provide separately numbered items for the increase in authorized shares of common stock and the authorization of “blank check” preferred stock.

Response. Suggested changes have been made in the enclosed revised draft Schedule 14C.

2. SEC Comment. The Schedule 14C states that stockholders collectively holding approximately 72% of the Company’s outstanding stock signed the written consent of stockholders authorizing the amendment to its articles of incorporation. Please describe the process by which the consent of those stockholders was obtained.

Response. The articles of amendment were authorized by a written consent in lieu of stockholder meeting executed pursuant to Section 607.0704 of the Florida Business Corporations Act, as amended, by the nine (9) persons and entities who collectively hold approximately 72% of the Company’s outstanding stock (all of whom are listed in the schedule entitled “Securities Ownership of Management and Principal Stockholders” in the Schedule 14C). On February 23, 2005, Arne Dunhem, the Company’s Chairman, President and Chief Executive Officer, held a conference call with such stockholders in which he discussed the proposed amendment to the Company’s articles of incorporation. Immediately thereafter, Mr. Dunhem circulated the written consent to such stockholders by electronic mail and each such stockholder then executed the written consent and returned a signed written consent to the Company.

3. SEC Comment. The part of the Schedule 14C entitled “Change of Control” states that, among other things, the Share Exchange Agreement transaction will result in each Ariel Way stock option and warrant outstanding prior to the exchange transaction being exchanged for a Company stock option or warrant (as applicable), with the exercise price of the Company option or warrant (as applicable) equal to the exercise price of Ariel Way option or warrant (as applicable) divided by 1.6762. Please revise such disclosure to include the exercise price of each Ariel Way stock option and warrant and the exercise price of each Company stock option and warrant.

Response. Suggested changes have been made in the enclosed revised draft Schedule 14C.

4. SEC Comment. The part of the Schedule 14C entitled “Change of Control” references the Schedule 14f-1 filed by the Company with the SEC on January 24, 2005 (concerning the change of control of the Company’s board of directors expected to result from the Share Exchange Agreement transaction), along with the Form 8-K filed by the Company with the SEC on February 10, 2005 (concerning the changes made to the Company’s officers and directors in connection with such transaction). The Company filed a Form 8-K with the SEC on February 8, 2005 concerning completion of the Share Exchange Agreement transaction. For completeness, this Form 8-K should be referenced in the Schedule 14C, as well.

Response. Suggested change has been made in the enclosed revised draft Schedule 14C.

5. SEC Comment. Please provide disclosure in the part of the Schedule 14C that describes the purpose of the amendment to the Company’s articles of incorporation to increase the amount of authorized shares of common stock and to authorize issuance of “blank check” preferred stock concerning whether or not the Company has any plans, proposals or arrangements regarding the issuance of any of the additional authorized shares of common stock or any of the newly authorized shares of “blank check” preferred stock.

Response. Suggested changes have been made in the enclosed revised draft Schedule 14C.

6. SEC Comment. If the Company will be providing an annual report to stockholders in the mailing of the Schedule 14C, please include disclosure concerning such annual report in the Schedule 14C.

Response. The Company will not be providing an annual report to stockholders in the mailing of the Schedule 14C to stockholders. As a result, no disclosure in the Schedule 14C concerning such matters is necessary.

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Please call me at (703) 918-2396, at your earliest convenience, to discuss the matters described in this response letter.

Sincerely,

/s/ John McDonald
John McDonald